SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

December 23, 2014

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Susan Block
Tonya K. Aldave
Heather Clark
Claire Erlanger

Re:	Hennessy Capital Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A (Revised)
Filed December 16, 2014
File No. 001-36267

Ladies:

On behalf of Hennessy Capital Acquisition Corp. (the “Company,” “Hennessy Capital,” “we,” “our” or “us”), we transmit herewith Amendment No. 3 to the above-referenced Preliminary Proxy Statement on Schedule 14A (“Amendment No. 3”) via the Securities and Exchange Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated December 22, 2014 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type. We also are forwarding a copy of this letter via overnight courier, together with five (5) courtesy copies of Amendment No. 3, marked to show the revisions made in response to the Staff’s comments.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3. Unless otherwise noted, all dollar amounts are in thousands.

U.S. Securities and Exchange Commission

December 23, 2014

Unaudited Pro Forma Condensed Combined Financial Information, page 88

Unaudited Pro Forma Condensed Combined Statement of Operations, page 92

1.	Please reconcile the Hennessy Capital loss per share for the period from September 24, 2013 (inception) through September 30, 2014 of $(0.90) to the $(1.13) loss per share for the same period presented on page F-3. It appears as though the $(0.90) per share amount represents Hennessy’s loss per share for the three months ended September 30, 2014 and has been recorded on page 92 in error. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised page 92 of Amendment No. 3 in accordance with the Staff’s comment.

Notes to Unaudited Pro forma Condensed Combined Financial Information, page 93

4. Notes and Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 96

2.	We refer to footnote (e). Please revise to disclose how the adjustment was calculated or determined. In this regard, we note that an additional $222 million of debt at a 6.5% interest rate equals $14.4 million on interest, with tax at a 35% rate of $5 million. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised footnote (e) on page 96 of Amendment No. 3 to clarify how the pro forma adjustment for interest expense was calculated. The Company advises the Staff that, on June 27, 2014, Blue Bird entered into a new Credit Agreement in connection with its dividend recapitalization, resulting in a net increase in outstanding long-term debt of approximately $222.0 million at June 28, 2014. As the interest expense on the Credit Agreement borrowings was already included in the fourth quarter fiscal 2014 financial results, only nine months of additional interest expense was added in the pro forma adjustment ($222.0 million x 6.5% x 75% = $10.8 million adjustment amount; 35% x $10.8 million = $3.8 million income tax benefit).

Financial Statements, page F-1

School Bus Holdings, Inc. and Subsidiaries September 27, 2014 Audited Financial Statements, page F-34

Notes to Consolidated Financial Statements, page F-39

11. Income Taxes, page F-57

3.	Please revise to clarify your statement that you “elected to convert the Foreign Tax Credit to a Net Operating Loss as the company does not have plans to enter into operations to generate foreign income to utilize the credits.” In this regard, it is unclear how you can convert a tax credit to a net operating loss. Please advise.

U.S. Securities and Exchange Commission

December 23, 2014

Response: We respectfully advise the Staff that, in order to convert the Foreign Tax Credit into a Net Operating Loss, Blue Bird intends to file an amended tax return for the prior tax year that generated the Foreign Tax Credit. Within the amended tax return, Blue Bird will elect to deduct the foreign taxes paid, as opposed to its original election to claim a Foreign Tax Credit. As a result of this change in election, taxable income in the prior tax year will be adjusted to reflect this additional deduction, which will result in an increased Net Operating Loss carryforward. In accordance with the Staff’s comment, Blue Bird has supplemented Note 11 that begins on page F-59 of Amendment No. 3.

* * * * *

U.S. Securities and Exchange Commission

December 23, 2014

If you have any questions regarding the foregoing or Amendment No. 3, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz

Michael P. Heinz

cc:	Daniel J. Hennessy, Hennessy Capital Acquisition Corp.

Peter H. Ehrenberg, Esq., Lowenstein Sandler LLP